                                                                    EXHIBIT 99.1
                                                           [ENGLISH TRANSLATION]

                   2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To: Financial Supervisory Commission, Korea Securities Dealers Association Automated Quotation Market, and Korea Securities Depositary

Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, Hanaro Telecom, Inc. (the "Company") is submitting this shareholder reference material for the annual general meeting of shareholders.

                         Submission Date: March 11, 2004

President & CEO : Chang-Bun Yoon

Head Office : 1445-3 Seocho-dong, , Seocho-ku, Seoul, Korea, 137-728
              (Tel.) 82-2-6266-5500

                           [HANARO TELECOM, INC. LOGO]

I. ROLE OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION

1.       Role of Outside Directors

A.       Attendance rate and voting results of the Board of Directors:

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                 YOUNG                                     SUNG
                                                  WOO         SOONHO        SIN BAE        KYOU          HANG
                                                  NAM          HONG           KIM          PARK         GU PARK
                                               (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                  NCE           NCE           NCE           NCE           NCE
                                                 RATE:         RATE:         RATE:         RATE:         RATE:
NO.      DATE            CONTENTS                88.0%)        80.0%)        64.0%)        80.0%)        85.0%)
------------------------------------------------------------------------------------------------------------------
                 1. Approval of Report            0             0        Nonattendance Nonattendance      0
                    on operations for the
                    fiscal year 2002
                 -------------------------------------------------------------------------------------------------
                 2. Approval of the               0             0        Nonattendance Nonattendance      0
                    balance sheet and the
                    statements of
                    operations for 2002
                 -------------------------------------------------------------------------------------------------
                 3. Approval of the               0             0        Nonattendance Nonattendance      0
                    proposed Statement
                    of disposition of
                    deficit for the fiscal
                    year 2002
                 -------------------------------------------------------------------------------------------------
                 4. Approval of the               0             0        Nonattendance Nonattendance      0
                    proposed 2003
51    2/6/2003      business plan
                 -------------------------------------------------------------------------------------------------
                 *5. Approval of transfer         -             -        Nonattendance Nonattendance      -
                    of broadband
                    business
                 -------------------------------------------------------------------------------------------------
                 *6. Approval of partial          -             -        Nonattendance Nonattendance      -
                    transfer of trusteeship
                    for ABS
                 -------------------------------------------------------------------------------------------------
                 7. Appointment of
                    members of Outside
                    Director Nomination           0             0        Nonattendance Nonattendance      0
                    Committee
                 -------------------------------------------------------------------------------------------------
                 8. Approval of
                    amendment of the
                    policy for                    0             0        Nonattendance Nonattendance      0
                    remuneration for
                    directors
------------------------------------------------------------------------------------------------------------------
52      2/17     1. Approval for public           0             0             0             0             0
                    offering of corporate
                    bonds
                 -------------------------------------------------------------------------------------------------
                 **1 Approval to call for    Nonattendance Nonattendance      0             0             0
                    and to present agenda
                    for the 6th Annual
                    General
                    Shareholders'
                    meeting
                 -------------------------------------------------------------------------------------------------
53      2/25     2. Approval of              Nonattendance Nonattendance      0             0             0
                    maximum amount for
                    transactions with the
                    largest shareholders
                    and related parties
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    cancellation of stock
                    purchase option          Nonattendance Nonattendance      0             0             0
                    rights
------------------------------------------------------------------------------------------------------------------
54      3/28     1. Appointment of                0             0             0             0             0
                    Chairman of Board
                    of Directors
                 -------------------------------------------------------------------------------------------------
                 *2. Appointment of               -             -             -             -             -
                    Representative
                    Director and
                    Chairman of the
                    Company
                 -------------------------------------------------------------------------------------------------
                 3. Appointment of                0             0             0             0             0
                    members of the
                    Audit Committee
                 -------------------------------------------------------------------------------------------------
                 **4. Approval of                 0             0             0             0             0
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 ****5. Approval of the
                    proposed plan for
                    ordinary operation of         0             0             0             0             0
                    the Company
                 -------------------------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                                                                        WILFRIED
                                                  YONG          WUNG           WOO         SA HYUN       KAFFENB
                                                  HWAN         HAE LEE         KIM           SEO          ERGER
                                                  KIM         (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                (ATTENDA         NCE           NCE           NCE           NCE
                                                NCE RATE        RATE:         RATE:         RATE:        RATE :
NO.      DATE            CONTENTS                 90.0%)        90.0%)        95.5%)        58.8%)        60.0%)
------------------------------------------------------------------------------------------------------------------
                 1. Approval of Report            0              0            N/A           N/A           N/A
                    on operations for the
                    fiscal year 2002
                 -------------------------------------------------------------------------------------------------
                 2. Approval of the               0              0            N/A           N/A           N/A
                    balance sheet and the
                    statements of
                    operations for 2002
                 -------------------------------------------------------------------------------------------------
                 3. Approval of the               0              0            N/A           N/A           N/A
                    proposed Statement
                    of disposition of
                    deficit for the fiscal
                    year 2002
                 -------------------------------------------------------------------------------------------------
                 4. Approval of the               0              0            N/A           N/A           N/A
                    proposed 2003
51    2/6/2003      business plan
                 -------------------------------------------------------------------------------------------------
                 *5. Approval of transfer         -              -            N/A           N/A           N/A
                    of broadband
                    business
                 -------------------------------------------------------------------------------------------------
                 *6. Approval of partial          -              -            N/A           N/A           N/A
                    transfer of trusteeship
                    for ABS
                 -------------------------------------------------------------------------------------------------
                 7. Appointment of
                    members of Outside
                    Director Nomination           0              0            N/A           N/A           N/A
                    Committee
                 -------------------------------------------------------------------------------------------------
                 8. Approval of
                    amendment of the
                    policy for                    0              0            N/A           N/A           N/A
                    remuneration for
                    directors
------------------------------------------------------------------------------------------------------------------
52      2/17     1. Approval for public           0              0            N/A           N/A           N/A
                    offering of corporate
                    bonds
                 -------------------------------------------------------------------------------------------------
                 **1Approval to call for          0              0            N/A           N/A           N/A
                    and to present agenda
                    for the 6th Annual
                    General
                    Shareholders'
                    meeting
                 -------------------------------------------------------------------------------------------------
53      2/25     2. Approval of                   0              0            N/A           N/A           N/A
                    maximum amount for
                    transactions with the
                    largest shareholders
                    and related parties
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    cancellation of stock
                    purchase option               0              0            N/A           N/A           N/A
                    rights
------------------------------------------------------------------------------------------------------------------
54      3/28     1. Appointment of                0              0        Nonattendance      0            N/A
                    Chairman of Board
                    of Directors
                 -------------------------------------------------------------------------------------------------
                 *2.Appointment of                -              -        Nonattendance      -            N/A
                    Representative
                    Director and
                    Chairman of the
                    Company
                 -------------------------------------------------------------------------------------------------
                 3. Appointment of                0              0        Nonattendance      0            N/A
                    members of the
                    Audit Committee
                 -------------------------------------------------------------------------------------------------
                 **4.Approval of                  0              0        Nonattendance      0            N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 ****5.Approval of the
                    proposed plan for
                    ordinary operation of         0              0        Nonattendance      0            N/A
                    the Company
                 -------------------------------------------------------------------------------------------------

                                                          Name of Outside Directors
                                             ---------------------------------------------------
                                                                            BYUNG      KYUNG
                                                  DAVID         PAUL         MOO       JOON
                                                  YEUNG         CHEN         PARK      CHOI
                                                (ATTENDA      (ATTENDA     (ATTENDA  (ATTENDA
                                                   NCE           NCE         NCE        NCE
                                                  RATE:         RATE:       RATE:      RATE:
NO.      DATE            CONTENTS                 60.0%)        60.0%)       100%)     80.0%)
------------------------------------------------------------------------------------------------
                 1. Approval of Report            N/A           N/A         N/A        N/A
                    on operations for the
                    fiscal year 2002
                 -------------------------------------------------------------------------------
                 2. Approval of the               N/A           N/A         N/A        N/A
                    balance sheet and the
                    statements of
                    operations for 2002
                 -------------------------------------------------------------------------------
                 3. Approval of the               N/A           N/A         N/A        N/A
                    proposed Statement
                    of disposition of
                    deficit for the fiscal
                    year 2002
                 -------------------------------------------------------------------------------
                 4. Approval of the               N/A           N/A         N/A        N/A
                    proposed 2003
51    2/6/2003      business plan
                 -------------------------------------------------------------------------------
                 *5. Approval of transfer         N/A           N/A         N/A        N/A
                    of broadband
                    business
                 -------------------------------------------------------------------------------
                 *6. Approval of partial          N/A           N/A         N/A        N/A
                    transfer of trusteeship
                    for ABS
                 -------------------------------------------------------------------------------
                 7. Appointment of
                    members of Outside
                    Director Nomination           N/A           N/A         N/A        N/A
                    Committee
                 -------------------------------------------------------------------------------
                 8. Approval of
                    amendment of the
                    policy for                    N/A           N/A         N/A        N/A
                    remuneration for
                    directors
------------------------------------------------------------------------------------------------
52      2/17     1. Approval for public           N/A           N/A         N/A        N/A
                    offering of corporate
                    bonds
                 -------------------------------------------------------------------------------
                 **1Approval to call for          N/A           N/A         N/A        N/A
                    and to present agenda
                    for the 6th Annual
                    General
                    Shareholders'
                    meeting
                 -------------------------------------------------------------------------------
53      2/25     2. Approval of                   N/A           N/A         N/A        N/A
                    maximum amount for
                    transactions with the
                    largest shareholders
                    and related parties
                 -------------------------------------------------------------------------------
                 3. Approval of
                    cancellation of stock
                    purchase option               N/A           N/A         N/A        N/A
                    rights
------------------------------------------------------------------------------------------------
54      3/28     1. Appointment of                N/A           N/A         N/A        N/A
                    Chairman of Board
                    of Directors
                 -------------------------------------------------------------------------------
                 *2.Appointment of                N/A           N/A         N/A        N/A
                    Representative
                    Director and
                    Chairman of the
                    Company
                 -------------------------------------------------------------------------------
                 3. Appointment of                N/A           N/A         N/A        N/A
                    members of the
                    Audit Committee
                 -------------------------------------------------------------------------------
                 **4.Approval of                  N/A           N/A         N/A        N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------
                 ****5.Approval of the
                    proposed plan for
                    ordinary operation of         N/A           N/A         N/A        N/A
                    the Company
                 -------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                 YOUNG                                     SUNG
                                                  WOO         SOONHO        SIN BAE        KYOU          HANG
                                                  NAM          HONG           KIM          PARK         GU PARK
                                               (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                  NCE           NCE           NCE           NCE           NCE
                                                 RATE:         RATE:         RATE:         RATE:         RATE:
NO.      DATE            CONTENTS                88.0%)        80.0%)        64.0%)        80.0%)        85.0%)
------------------------------------------------------------------------------------------------------------------
                 ****6.Approval to call
                    for a Board of                0             0             0             0             0
                    Directors' meeting
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                   0             0             0             0             0
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 **2.Approval of                  0             0             0             0             0
                    enactment of
                    operating regulations
                    for Management
                    Committee
                 -------------------------------------------------------------------------------------------------
                 **3.Approval of
                    establishment of
                    Management                    0             0             0             0             0
                    Committee
                 -------------------------------------------------------------------------------------------------
55      4/11     4. Approval of                   0             0             0             0             0
                    enactment of
                    operating regulations
                    for Executive
                    Committee
                 -------------------------------------------------------------------------------------------------
                 5. Approval of
                    establishment of              0             0             0             0             0
                    Executive Committee
                 -------------------------------------------------------------------------------------------------
                 *6.Approval to call for
                    an extraordinary
                    shareholder's                 -             -             -             -             -
                    meeting
                 -------------------------------------------------------------------------------------------------
                 ***7.Approval for
                    treatment of the              0             0             0             0             0
                    former Chairman
                 -------------------------------------------------------------------------------------------------
                 **8.Approval for                 0             0             0             0             0
                    retirement bonus
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                   0             0             0             0             0
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Code of           0             0             0             0             0
                    Ethics and Standards
                 -------------------------------------------------------------------------------------------------
                 3. Approval for
56      5/9         amendment of Audit            0             0             0             0             0
                    Committee policy
                 -------------------------------------------------------------------------------------------------
                 4. Approval to call for
                    an extraordinary
                    shareholder's                 0             0             0             0             0
                    meeting
                 -------------------------------------------------------------------------------------------------
                 5. Approval of                   0             0             0             0             0
                    maximum amount of
                    corporate bond issue
                    for 2Q03
------------------------------------------------------------------------------------------------------------------
57      5/20     1. Approval for 24th             0             0             0             0             0
                    corporate bond issue
                    in private placement
------------------------------------------------------------------------------------------------------------------
                 *1.Approval for foreign          -        Nonattendance      -             -             -
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 *2.Approval of new               -        Nonattendance      -             -             -
                    rights issue
                 -------------------------------------------------------------------------------------------------
                 *3.Appointment of                -        Nonattendance      -             -             -
                    members of Outside
                    Director Nomination
                    Committee
58      5/30     -------------------------------------------------------------------------------------------------
                 4. Approval of
                    amendment of
                    operating regulations         0        Nonattendance      0             0             0
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of
                    temporary Chairman
                    of the Board of               0        Nonattendance      0             0             0
                    Directors
                 -------------------------------------------------------------------------------------------------
                 ****6.Appointment of
                    a standing advisor of         0        Nonattendance      0             0             0
                    the Company
------------------------------------------------------------------------------------------------------------------
59      5/30     1. Approval for 25th             0        Nonattendance      0             0             0
                    corporate bond issue
                    in private placement
------------------------------------------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                                               SUN                      WILFRIED
                                                  YONG          WUNG           WOO         SA HYUN       KAFFENB
                                                  HWAN         HAE LEE         KIM           SEO          ERGER
                                                  KIM         (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                (ATTENDA         NCE           NCE           NCE           NCE
                                                NCE RATE        RATE:         RATE:         RATE:        RATE :
NO.      DATE            CONTENTS                 90.0%)        90.0%)        95.5%)        58.8%)        60.0%)
------------------------------------------------------------------------------------------------------------------
                 ****6.Approval to call
                    for a Board of                0              0        Nonattendance      0            N/A
                    Directors' meeting
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                   0              0             0             0            N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 **2.Approval of                  0              0             0             0            N/A
                    enactment of
                    operating regulations
                    for Management
                    Committee
                 -------------------------------------------------------------------------------------------------
                 **3.Approval of
                    establishment of
                    Management                    0              0             0             0            N/A
                    Committee
                 -------------------------------------------------------------------------------------------------
55      4/11     4. Approval of                   0              0             0             0            N/A
                    enactment of
                    operating regulations
                    for Executive
                    Committee
                 -------------------------------------------------------------------------------------------------
                 5. Approval of
                    establishment of              0              0             0             0            N/A
                    Executive Committee
                 -------------------------------------------------------------------------------------------------
                 *6.Approval to call for
                    an extraordinary
                    shareholder's                 -              -             -             -            N/A
                    meeting
                 -------------------------------------------------------------------------------------------------
                 ***7.Approval for
                    treatment of the              0              0             0             0            N/A
                    former Chairman
                 -------------------------------------------------------------------------------------------------
                 **8.Approval for                 0              0             0             0            N/A
                    retirement bonus
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                   0              0             0             0            N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Code of           0              0             0             0            N/A
                    Ethics and Standards
                 -------------------------------------------------------------------------------------------------
                 3. Approval for
56      5/9         amendment of Audit            0              0             0             0            N/A
                    Committee policy
                 -------------------------------------------------------------------------------------------------
                 4. Approval to call for
                    an extraordinary
                    shareholder's                 0              0             0             0            N/A
                    meeting
                 -------------------------------------------------------------------------------------------------
                 5. Approval of                   0              0             0             0            N/A
                    maximum amount of
                    corporate bond issue
                    for 2Q03
------------------------------------------------------------------------------------------------------------------
57      5/20     1. Approval for 24th             0              0             0             0            N/A
                    corporate bond issue
                    in private placement
------------------------------------------------------------------------------------------------------------------
                 *1.Approval for foreign     Nonattendance       -             -        Nonattendance     N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 *2.Approval of new          Nonattendance       -             -        Nonattendance     N/A
                    rights issue
                 -------------------------------------------------------------------------------------------------
                 *3.Appointment of           Nonattendance       -             -        Nonattendance     N/A
                    members of Outside
                    Director Nomination
                    Committee
58      5/30     -------------------------------------------------------------------------------------------------
                 4. Approval of
                    amendment of
                    operating regulations    Nonattendance       0             0        Nonattendance     N/A
                    for the Board of
                    Directors
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of
                    temporary Chairman
                    of the Board of          Nonattendance       0             0        Nonattendance     N/A
                    Directors
                 -------------------------------------------------------------------------------------------------
                 ****6.Appointment of
                    a standing advisor of    Nonattendance       0             0        Nonattendance     N/A
                    the Company
------------------------------------------------------------------------------------------------------------------
59      5/30     1. Approval for 25th        Nonattendance       0             0        Nonattendance     N/A
                    corporate bond issue
                    in private placement
------------------------------------------------------------------------------------------------------------------

                                                          Name of Outside Directors
                                             ---------------------------------------------------
                                                                           BYUNG      KYUNG
                                                 DAVID         PAUL         MOO       JOON
                                                 YEUNG         CHEN         PARK      CHOI
                                               (ATTENDA      (ATTENDA     (ATTENDA  (ATTENDA
                                                  NCE           NCE         NCE        NCE
                                                 RATE:         RATE:       RATE:      RATE:
NO.      DATE            CONTENTS                60.0%)        60.0%)       100%)     80.0%)
-----------------------------------------------------------------------------------------------
                 ****6.Approval to call
                    for a Board of                N/A           N/A        N/A        N/A
                    Directors' meeting
-----------------------------------------------------------------------------------------------
                 1. Approval of                  N/A           N/A         N/A        N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 ------------------------------------------------------------------------------
                 **2.Approval of                 N/A           N/A         N/A        N/A
                    enactment of
                    operating regulations
                    for Management
                    Committee
                 ------------------------------------------------------------------------------
                 **3.Approval of
                    establishment of
                    Management                   N/A           N/A         N/A        N/A
                    Committee
                 ------------------------------------------------------------------------------
55      4/11     4. Approval of                  N/A           N/A         N/A        N/A
                    enactment of
                    operating regulations
                    for Executive
                    Committee
                 ------------------------------------------------------------------------------
                 5. Approval of
                    establishment of             N/A           N/A         N/A        N/A
                    Executive Committee
                 ------------------------------------------------------------------------------
                 *6.Approval to call for
                    an extraordinary
                    shareholder's                N/A           N/A         N/A        N/A
                    meeting
                 ------------------------------------------------------------------------------
                 ***7.Approval for
                    treatment of the             N/A           N/A         N/A        N/A
                    former Chairman
                 ------------------------------------------------------------------------------
                 **8.Approval for                N/A           N/A         N/A        N/A
                    retirement bonus
-----------------------------------------------------------------------------------------------
                 1. Approval of                  N/A           N/A         N/A        N/A
                    amendment of
                    operating regulations
                    for the Board of
                    Directors
                 ------------------------------------------------------------------------------
                 2. Approval of Code of          N/A           N/A         N/A        N/A
                    Ethics and Standards
                 ------------------------------------------------------------------------------
                 3. Approval for
56      5/9         amendment of Audit           N/A           N/A         N/A        N/A
                    Committee policy
                 ------------------------------------------------------------------------------
                 4. Approval to call for
                    an extraordinary
                    shareholder's                N/A           N/A         N/A        N/A
                    meeting
                 ------------------------------------------------------------------------------
                 5. Approval of                  N/A           N/A         N/A        N/A
                    maximum amount of
                    corporate bond issue
                    for 2Q03
-----------------------------------------------------------------------------------------------
57      5/20     1. Approval for 24th            N/A           N/A         N/A        N/A
                    corporate bond issue
                    in private placement
-----------------------------------------------------------------------------------------------
                 *1.Approval for foreign         N/A           N/A         N/A        N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 ------------------------------------------------------------------------------
                 *2.Approval of new              N/A           N/A         N/A        N/A
                    rights issue
                 ------------------------------------------------------------------------------
                 *3.Appointment of               N/A           N/A         N/A        N/A
                    members of Outside
                    Director Nomination
                    Committee
58      5/30     ------------------------------------------------------------------------------
                 4. Approval of
                    amendment of
                    operating regulations        N/A           N/A         N/A        N/A
                    for the Board of
                    Directors
                 ------------------------------------------------------------------------------
                 5. Appointment of
                    temporary Chairman
                    of the Board of              N/A           N/A         N/A        N/A
                    Directors
                 ------------------------------------------------------------------------------
                 ****6.Appointment of
                    a standing advisor of         N/A           N/A         N/A        N/A
                    the Company
-----------------------------------------------------------------------------------------------
59      5/30     1. Approval for 25th            N/A           N/A         N/A        N/A
                    corporate bond issue
                    in private placement
-----------------------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                 YOUNG                                     SUNG
                                                  WOO         SOONHO        SIN BAE        KYOU          HANG
                                                  NAM          HONG           KIM          PARK         GU PARK
                                               (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                  NCE           NCE           NCE           NCE           NCE
                                                 RATE:         RATE:         RATE:         RATE:         RATE:
NO.      DATE            CONTENTS                88.0%)        80.0%)        64.0%)        80.0%)        85.0%)
------------------------------------------------------------------------------------------------------------------
                 1. Approval for foreign          -             -             -        Nonattendance      -
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 **2. Approval of new             -             -             -        Nonattendance      -
                    rights issue
**60    6/24     -------------------------------------------------------------------------------------------------
                 3. Approval to form and
                    call for Outside
                    Director Nomination           -             -             -        Nonattendance      -
                    Committee meeting
                 -------------------------------------------------------------------------------------------------
                 4. To confirm the
                    Extraordinary
                    Shareholders                  -             -             -        Nonattendance      -
                    Meeting to be called
                    for
------------------------------------------------------------------------------------------------------------------
                 1. Approval for foreign          X             0             0        Nonattendance      X
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 **2. Approval of new             -             -             -        Nonattendance      -
                    rights issue
                 -------------------------------------------------------------------------------------------------
**60    7/3      3. Approval to form and          -             -             -        Nonattendance      -
(1st                call for Outside
resu                Director Nomination
umpt                Committee meeting
ion)             -------------------------------------------------------------------------------------------------
                 4. To confirm an
                    extraordinary
                    shareholders'                 -             -             -        Nonattendance      -
                    meeting to be called
                    for
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of a
                    Chair for an
                    extraordinary                 -             -             -        Nonattendance      -
                    shareholders'
                    meeting
------------------------------------------------------------------------------------------------------------------
                 **2. Approval of new             0             X             X        Nonattendance Nonattendance
                    rights issue
                 -------------------------------------------------------------------------------------------------
                 3. Approval to form and          -             -             -        Nonattendance Nonattendance
                    call for Outside
**60    7/8         Director Nomination
(2nd                Committee meeting
resu             -------------------------------------------------------------------------------------------------
umpt             4. To confirm an                 0           ***X          ***X       Nonattendance Nonattendance
ion)                extraordinary
                    shareholders'
                    meeting to be called
                    for
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of a              0             0             0        Nonattendance Nonattendance
                    Chair for an
                    extraordinary
                    shareholders'
                    meeting
------------------------------------------------------------------------------------------------------------------
61      7/14     1. To close the                  0             0        Nonattendance Nonattendance      0
                    Management
                    Committee and
                    amend the relevant
                    rules & regulations
                    of the Company
------------------------------------------------------------------------------------------------------------------
62      7/23     1. To approve the                0             0        Nonattendance      0        Nonattendance
                    exercise of voting
                    rights on Dreamline's
                    reduction in its paid-
                    in capital
------------------------------------------------------------------------------------------------------------------
                 1. Appointment of                0             0             0             0             0
                    Representative
                    Director & CEO
63       8/5     -------------------------------------------------------------------------------------------------
                 *2. Amendment of                 -             -             -             -             -
                    operating policy for
                    Board of Directors
------------------------------------------------------------------------------------------------------------------
                 *1. Approval of the              -        Nonattendance      -             -             -
                    proposal for foreign
                    capital inducement
                 -------------------------------------------------------------------------------------------------
                 *2. Approval to call for         -        Nonattendance      -             -             -
64      8/19        an extraordinary
                    shareholder's
                    meeting
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    convertible bond              0        Nonattendance      0             0             0
                    issue
                 -------------------------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                                                                        WILFRIED
                                                  YONG          WUNG           WOO         SA HYUN       KAFFENB
                                                  HWAN         HAE LEE         KIM           SEO          ERGER
                                                  KIM         (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                (ATTENDA         NCE           NCE           NCE           NCE
                                                NCE RATE        RATE:         RATE:         RATE:        RATE :
NO.      DATE            CONTENTS                 90.0%)        90.0%)        95.5%)        58.8%)        60.0%)
------------------------------------------------------------------------------------------------------------------
                 1. Approval for foreign          -              -             -             -            N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 **2. Approval of new             -              -             -             -            N/A
                    rights issue
**60    6/24     -------------------------------------------------------------------------------------------------
                 3. Approval to form and
                    call for Outside
                    Director Nomination           -              -             -             -            N/A
                    Committee meeting
                 -------------------------------------------------------------------------------------------------
                 4. To confirm the
                    Extraordinary
                    Shareholders                  -              -             -             -            N/A
                    Meeting to be called
                    for
------------------------------------------------------------------------------------------------------------------
                 1. Approval for foreign      Abstention         X        Abstention         X            N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 **2. Approval of new             -              -             -             -            N/A
                    rights issue
                 -------------------------------------------------------------------------------------------------
**60    7/3      3. Approval to form and          -              -             -             -            N/A
(1st                call for Outside
resu                Director Nomination
umpt                Committee meeting
ion)             -------------------------------------------------------------------------------------------------
                 4. To confirm an
                    extraordinary
                    shareholders'                 -              -             -             -            N/A
                    meeting to be called
                    for
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of a
                    Chair for an
                    extraordinary                 -              -             -             -            N/A
                    shareholders'
                    meeting
------------------------------------------------------------------------------------------------------------------
                 **2. Approval of new             0              0             0             0            N/A
                    rights issue
                 -------------------------------------------------------------------------------------------------
                 3. Approval to form and          -              -             -             -            N/A
                    call for Outside
**60    7/8         Director Nomination
(2nd                Committee meeting
resu             -------------------------------------------------------------------------------------------------
umpt             4. To confirm an                 0              0             0             0            N/A
ion)                extraordinary
                    shareholders'
                    meeting to be called
                    for
                 -------------------------------------------------------------------------------------------------
                 5. Appointment of a              0              0             0             0            N/A
                    Chair for an
                    extraordinary
                    shareholders'
                    meeting
------------------------------------------------------------------------------------------------------------------
61      7/14     1. To close the                  0              0             0        Nonattendance     N/A
                    Management
                    Committee and
                    amend the relevant
                    rules & regulations
                    of the Company
------------------------------------------------------------------------------------------------------------------
62      7/23     1. To approve the                0              0             0             0            N/A
                    exercise of voting
                    rights on Dreamline's
                    reduction in its paid-
                    in capital
------------------------------------------------------------------------------------------------------------------
                 1. Appointment of                0         Nonattendance      0             0            N/A
                    Representative
                    Director & CEO
63       8/5     -------------------------------------------------------------------------------------------------
                 *2. Amendment of                 -         Nonattendance      -             -            N/A
                    operating policy for
                    Board of Directors
------------------------------------------------------------------------------------------------------------------
                 *1. Approval of the              -              -             -        Nonattendance     N/A
                    proposal for foreign
                    capital inducement
                 -------------------------------------------------------------------------------------------------
                 *2. Approval to call for         -              -             -        Nonattendance     N/A
64      8/19        an extraordinary
                    shareholder's
                    meeting
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    convertible bond              0              0        Nonattendance Nonattendance     N/A
                    issue
                 -------------------------------------------------------------------------------------------------

                                                          Name of Outside Directors
                                             ---------------------------------------------------
                                                                           BYUNG      KYUNG
                                                 DAVID         PAUL         MOO       JOON
                                                 YEUNG         CHEN         PARK      CHOI
                                               (ATTENDA      (ATTENDA     (ATTENDA  (ATTENDA
                                                  NCE           NCE         NCE        NCE
                                                 RATE:         RATE:       RATE:      RATE:
NO.      DATE            CONTENTS                60.0%)        60.0%)       100%)     80.0%)
-----------------------------------------------------------------------------------------------
                 1. Approval for foreign         N/A           N/A         N/A        N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 ------------------------------------------------------------------------------
                 **2. Approval of new            N/A           N/A         N/A        N/A
                    rights issue
**60    6/24     ------------------------------------------------------------------------------
                 3. Approval to form and
                    call for Outside
                    Director Nomination          N/A           N/A         N/A        N/A
                    Committee meeting
                 ------------------------------------------------------------------------------
                 4. To confirm the
                    Extraordinary
                    Shareholders                 N/A           N/A         N/A        N/A
                    Meeting to be called
                    for
-----------------------------------------------------------------------------------------------
                 1. Approval for foreign         N/A           N/A         N/A        N/A
                    investment
                    inducement & the
                    signing of Investment
                    Agreement
                 ------------------------------------------------------------------------------
                 **2. Approval of new            N/A           N/A         N/A        N/A
                    rights issue
                 ------------------------------------------------------------------------------
**60    7/3      3. Approval to form and         N/A           N/A         N/A        N/A
(1st                call for Outside
resu                Director Nomination
umpt                Committee meeting
ion)             ------------------------------------------------------------------------------
                 4. To confirm an
                    extraordinary
                    shareholders'                N/A           N/A         N/A        N/A
                    meeting to be called
                    for
                 ------------------------------------------------------------------------------
                 5. Appointment of a
                    Chair for an
                    extraordinary                N/A           N/A         N/A        N/A
                    shareholders'
                    meeting
-----------------------------------------------------------------------------------------------
                 **2. Approval of new            N/A           N/A         N/A        N/A
                    rights issue
                 ------------------------------------------------------------------------------
                 3. Approval to form and         N/A           N/A         N/A        N/A
                    call for Outside
**60    7/8         Director Nomination
(2nd                Committee meeting
resu             ------------------------------------------------------------------------------
umpt             4. To confirm an                N/A           N/A         N/A        N/A
ion)                extraordinary
                    shareholders'
                    meeting to be called
                    for
                 ------------------------------------------------------------------------------
                 5. Appointment of a             N/A           N/A         N/A        N/A
                    Chair for an
                    extraordinary
                    shareholders'
                    meeting
-----------------------------------------------------------------------------------------------
61      7/14     1. To close the                 N/A           N/A         N/A        N/A
                    Management
                    Committee and
                    amend the relevant
                    rules & regulations
                    of the Company
-----------------------------------------------------------------------------------------------
62      7/23     1. To approve the               N/A           N/A         N/A        N/A
                    exercise of voting
                    rights on Dreamline's
                    reduction in its paid-
                    in capital
-----------------------------------------------------------------------------------------------
                 1. Appointment of               N/A           N/A         N/A        N/A
                    Representative
                    Director & CEO
63       8/5     ------------------------------------------------------------------------------
                 *2. Amendment of                N/A           N/A         N/A        N/A
                    operating policy for
                    Board of Directors
-----------------------------------------------------------------------------------------------
                 *1. Approval of the             N/A           N/A         N/A        N/A
                    proposal for foreign
                    capital inducement
                 ------------------------------------------------------------------------------
                 *2. Approval to call for        N/A           N/A         N/A        N/A
64      8/19        an extraordinary
                    shareholder's
                    meeting
                 ------------------------------------------------------------------------------
                 3. Approval of
                    convertible bond             N/A           N/A         N/A        N/A
                    issue
                 ------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                 YOUNG                                     SUNG
                                                  WOO         SOONHO        SIN BAE        KYOU          HANG
                                                  NAM          HONG           KIM          PARK         GU PARK
                                               (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                  NCE           NCE           NCE           NCE           NCE
                                                 RATE:         RATE:         RATE:         RATE:         RATE:
NO.      DATE            CONTENTS                88.0%)        80.0%)        64.0%)        80.0%)        85.0%)
------------------------------------------------------------------------------------------------------------------
                 *1.Approval for foreign
                    investment
                    inducement & the
                    signing of Investment         X             0             0             0        Nonattendance
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 2. Approval of new               X             0             0             0        Nonattendance
                    share issuance
                    (foreign capital
                    inducement)
                 -------------------------------------------------------------------------------------------------
                 3. Approval of new               0             X             X             X        Nonattendance
                    rights issuance (LG)
65      8/29     -------------------------------------------------------------------------------------------------
                 4. Approval to call for
                    an extraordinary
                    shareholder's            Nonattendance      0             0             0        Nonattendance
                    meeting
                 -------------------------------------------------------------------------------------------------
                 5. Approval of
                    acquisition of           Nonattendance      0             0             0        Nonattendance
                    Thrunet
                 -------------------------------------------------------------------------------------------------
                 6. Approval of the
                    exercise of voting
                    rights on matters in
                    relation to              Nonattendance      0             0             0        Nonattendance
                    Dreamline's business
                    stabilization
------------------------------------------------------------------------------------------------------------------
66     9/26      1. To approve               Nonattendance      0        Nonattendance      0             0
                    establishment and the
                    calling for Outside
                    Director Nomination
                    Committee
------------------------------------------------------------------------------------------------------------------
                 1. To confirm the
                    calling for an
67     9/26         Extraordinary            Nonattendance      0        Nonattendance      0             0
                    Shareholders'
                    Meeting
------------------------------------------------------------------------------------------------------------------
68     11/18     1. To confirm the                X             0        Nonattendance      0             0
                    issuance of shares
------------------------------------------------------------------------------------------------------------------
                 1. Appointment of the            0        Nonattendance Nonattendance      0            N/A
                    Chairman of the
                    Board
                 -------------------------------------------------------------------------------------------------
                 2. Amendment of                  0        Nonattendance Nonattendance      0            N/A
                    internal regulations
                    according to the
                    amended articles of
                    incorporation
                 -------------------------------------------------------------------------------------------------
                 3. Designation of the
                    replacement
                    representative                0        Nonattendance Nonattendance      0            N/A
                    director
                 -------------------------------------------------------------------------------------------------
69      11/21    4. Formation of the
                    Outside Director
                    candidate nominating          0        Nonattendance Nonattendance      0            N/A
                    Committee
                 -------------------------------------------------------------------------------------------------
                 5. Formation of the              0        Nonattendance Nonattendance      0            N/A
                    Audit Committee
                 -------------------------------------------------------------------------------------------------
                 6. Formation of the              X        Nonattendance Nonattendance      0            N/A
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------------------------
                 7. Approval of
                    execution of the
                    senior secured credit
                    facility agreement            0        Nonattendance Nonattendance      0            N/A
                    and the borrowing
                    pursuant thereto
------------------------------------------------------------------------------------------------------------------
70    1/15/2004  1. Approval of Business          0             0             0             0            N/A
                    Plan for Year 2004
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Write-            0             0             0             0            N/A
                    off of the Idle
                    Telecom Equipment
                 -------------------------------------------------------------------------------------------------
                 3. Enactment of the              0             0             0             0            N/A
                    Regulations of
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------------------------
                 4. Amendment of the              0             0             0             0            N/A
                    Operating
                    Regulations of the
                    Board of Directors
                 -------------------------------------------------------------------------------------------------
                                                                  Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                                               SUN                      WILFRIED
                                                  YONG          WUNG           WOO         SA HYUN       KAFFENB
                                                  HWAN         HAE LEE         KIM           SEO          ERGER
                                                  KIM         (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                (ATTENDA         NCE           NCE           NCE           NCE
                                                NCE RATE        RATE:         RATE:         RATE:        RATE :
NO.      DATE            CONTENTS                 90.0%)        90.0%)        95.5%)        58.8%)        60.0%)
------------------------------------------------------------------------------------------------------------------
                 *1.Approval for foreign
                    investment
                    inducement & the
                    signing of Investment          0            0             0             X            N/A
                    Agreement
                 -------------------------------------------------------------------------------------------------
                 2. Approval of new                0            0             0             X            N/A
                    share issuance
                    (foreign capital
                    inducement)
                 -------------------------------------------------------------------------------------------------
                 3. Approval of new                X            X             X             0            N/A
                    rights issuance (LG)
                 -------------------------------------------------------------------------------------------------
65      8/29     4. Approval to call for
                    an extraordinary
                    shareholder's                  0            0             0             0            N/A
                    meeting
                 -------------------------------------------------------------------------------------------------
                 5. Approval of
                    acquisition of                 0            0             0             0            N/A
                    Thrunet
                 -------------------------------------------------------------------------------------------------
                 6. Approval of the
                    exercise of voting
                    rights on matters in
                    relation to                    0            0             0             0            N/A
                    Dreamline's business
                    stabilization
------------------------------------------------------------------------------------------------------------------
66     9/26      1. To approve                     0            0             0        Nonattendance     N/A
                    establishment and the
                    calling for Outside
                    Director Nomination
                    Committee
------------------------------------------------------------------------------------------------------------------
                 1. To confirm the
                    calling for an
67     9/26         Extraordinary                  0            0             0        Nonattendance     N/A
                    Shareholders'
                    Meeting
------------------------------------------------------------------------------------------------------------------
68     11/18     1. To confirm the                 0       Nonattendance      0        Nonattendance     N/A
                    issuance of shares
------------------------------------------------------------------------------------------------------------------
                 1. Appointment of the            N/A          N/A            0            N/A            0
                    Chairman of the
                    Board
                 -------------------------------------------------------------------------------------------------
                 2. Amendment of                  N/A          N/A            0            N/A            0
                    internal regulations
                    according to the
                    amended articles of
                    incorporation
                 -------------------------------------------------------------------------------------------------
                 3. Designation of the
                    replacement
                    representative                N/A          N/A            0            N/A            0
                    director
                 -------------------------------------------------------------------------------------------------
69     11/21     4. Formation of the
                    Outside Director
                    candidate nominating          N/A          N/A            0            N/A            0
                    Committee
                 -------------------------------------------------------------------------------------------------
                 5. Formation of the              N/A          N/A            0            N/A            0
                    Audit Committee
                 -------------------------------------------------------------------------------------------------
                 6. Formation of the              N/A          N/A            0            N/A            0
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------------------------
                 7. Approval of
                    execution of the
                    senior secured credit
                    facility agreement            N/A          N/A            0            N/A            0
                    and the borrowing
                    pursuant thereto
------------------------------------------------------------------------------------------------------------------
70    1/15/2004  1. Approval of Business          N/A          N/A            0            N/A            0
                    Plan for Year 2004
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Write-            N/A          N/A            0            N/A            0
                    off of the Idle
                    Telecom Equipment
                 -------------------------------------------------------------------------------------------------
                 3. Enactment of the              N/A          N/A            0            N/A            0
                    Regulations of
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------------------------
                 4. Amendment of the              N/A          N/A            0            N/A            0
                    Operating
                    Regulations of the
                    Board of Directors
                 -------------------------------------------------------------------------------------------------

                                                          Name of Outside Directors
                                             ---------------------------------------------------
                                                                           BYUNG      KYUNG
                                                 DAVID         PAUL         MOO       JOON
                                                 YEUNG         CHEN         PARK      CHOI
                                               (ATTENDA      (ATTENDA     (ATTENDA  (ATTENDA
                                                  NCE           NCE         NCE        NCE
                                                 RATE:         RATE:       RATE:      RATE:
NO.      DATE            CONTENTS                60.0%)        60.0%)       100%)     80.0%)
-----------------------------------------------------------------------------------------------

                 *1.Approval for foreign
                    investment
                    inducement & the
                    signing of Investment         N/A           N/A         N/A         N/A
                    Agreement
                 -------------------------------------------------------------------------------
                 2. Approval of new               N/A           N/A         N/A         N/A
                    share issuance
                    (foreign capital
                    inducement)
                 -------------------------------------------------------------------------------
                 3. Approval of new               N/A           N/A         N/A         N/A
                    rights issuance (LG)
65      8/29     -------------------------------------------------------------------------------
                 4. Approval to call for
                    an extraordinary
                    shareholder's                 N/A           N/A         N/A         N/A
                    meeting
                 -------------------------------------------------------------------------------
                 5. Approval of
                    acquisition of                N/A           N/A         N/A         N/A
                    Thrunet
                 -------------------------------------------------------------------------------
                 6. Approval of the
                    exercise of voting
                    rights on matters in
                    relation to                   N/A           N/A         N/A         N/A
                    Dreamline's business
                    stabilization
------------------------------------------------------------------------------------------------
66     9/26      1. To approve                    N/A           N/A         N/A         N/A
                    establishment and the
                    calling for Outside
                    Director Nomination
                    Committee
------------------------------------------------------------------------------------------------
                 1. To confirm the
                    calling for an
67     9/26         Extraordinary                 N/A           N/A         N/A         N/A
                    Shareholders'
                    Meeting
------------------------------------------------------------------------------------------------
68     11/18     1. To confirm the                N/A           N/A         N/A         N/A
                    issuance of shares
------------------------------------------------------------------------------------------------
                 1. Appointment of the             0             0           0           0
                    Chairman of the
                    Board
                 -------------------------------------------------------------------------------
                 2. Amendment of                   0             0           0           0
                    internal regulations
                    according to the
                    amended articles of
                    incorporation
                 -------------------------------------------------------------------------------
                 3. Designation of the
                    replacement
                    representative                 0             0           0           0
                    director
                 -------------------------------------------------------------------------------
69     11/21     4. Formation of the
                    Outside Director
                    candidate nominating           0             0           0           0
                    Committee
                 -------------------------------------------------------------------------------
                 5. Formation of the               0             0           0           0
                    Audit Committee
                 -------------------------------------------------------------------------------
                 6. Formation of the               0             0           0           0
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------
                 7. Approval of
                    execution of the
                    senior secured credit
                    facility agreement             0             0           0           0
                    and the borrowing
                    pursuant thereto
------------------------------------------------------------------------------------------------
70    1/15/2004  1. Approval of Business           0             0           0           0
                    Plan for Year 2004
                 -------------------------------------------------------------------------------
                 2. Approval of Write-             0             0           0           0
                    off of the Idle
                    Telecom Equipment
                 -------------------------------------------------------------------------------
                 3. Enactment of the               0             0           0           0
                    Regulations of
                    Compensation
                    Committee
                 -------------------------------------------------------------------------------
                 4. Amendment of the               0             0           0           0
                    Operating
                    Regulations of the
                    Board of Directors
                 -------------------------------------------------------------------------------

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                 YOUNG                                     SUNG
                                                  WOO         SOONHO        SIN BAE        KYOU          HANG
                                                  NAM          HONG           KIM          PARK         GU PARK
                                               (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                  NCE           NCE           NCE           NCE           NCE
                                                 RATE:         RATE:         RATE:         RATE:         RATE:
NO.      DATE            CONTENTS                88.0%)        80.0%)        64.0%)        80.0%)        85.0%)
------------------------------------------------------------------------------------------------------------------
                 5. Approval of the Total         0             0             0             0            N/A
                    Compensation limit
                    for the
                    Representative
                    Directors and
                    Officers
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                   0             0        Nonattendance      0            N/A
                    Financial Statements
                    for Year 20033
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Business          0             0        Nonattendance      0            N/A
                    Reports for Year
                    2003
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    Investment Ceiling in
71      2/12        the Business Plan for         0             0        Nonattendance      0            N/A
                    Year 2004
                 -------------------------------------------------------------------------------------------------
                 4. Approval of Internal
                    Transaction Total
                    Amount for Year               0             0        Nonattendance      0            N/A
                    2004
                 -------------------------------------------------------------------------------------------------
                 5. Convening of the 7th          0             0        Nonattendance      0            N/A
                    Annual General
                    Meeting of
                    Shareholders
------------------------------------------------------------------------------------------------------------------
72       2/26    1. Addition of the               0             0        Nonattendance      0            N/A
                    agenda on the 7th
                    Annual General
                    Meeting of
                    Shareholders
------------------------------------------------------------------------------------------------------------------
73       3/5     1. Amendment of the              0             0             0             0            N/A
                    agendum on the 7th
                    Annual General
                    Meeting of
                    Shareholders

                                                                   Name of Outside Directors
                                             ---------------------------------------------------------------------
                                                                               SUN                      WILFRIED
                                                  YONG          WUNG           WOO         SA HYUN       KAFFENB
                                                  HWAN         HAE LEE         KIM           SEO          ERGER
                                                  KIM         (ATTENDA      (ATTENDA      (ATTENDA      (ATTENDA
                                                (ATTENDA         NCE           NCE           NCE           NCE
                                                NCE RATE        RATE:         RATE:         RATE:        RATE :
NO.      DATE            CONTENTS                 90.0%)        90.0%)        95.5%)        58.8%)        60.0%)
------------------------------------------------------------------------------------------------------------------
                 5. Approval of the Total        N/A            N/A            0            N/A            O
                    Compensation limit
                    for the
                    Representative
                    Directors and
                    Officers
------------------------------------------------------------------------------------------------------------------
                 1. Approval of                  N/A            N/A            0            N/A            0
                    Financial Statements
                    for Year 20033
                 -------------------------------------------------------------------------------------------------
                 2. Approval of Business         N/A            N/A            0            N/A            0
                    Reports for Year
                    2003
                 -------------------------------------------------------------------------------------------------
                 3. Approval of
                    Investment Ceiling in
71      2/12        the Business Plan for        N/A            N/A            0            N/A            0
                    Year 2004
                 -------------------------------------------------------------------------------------------------
                 4. Approval of Internal
                    Transaction Total
                    Amount for Year              N/A            N/A            0            N/A            0
                    2004
                 -------------------------------------------------------------------------------------------------
                 5. Convening of the 7th         N/A            N/A            0            N/A            0
                    Annual General
                    Meeting of
                    Shareholders
------------------------------------------------------------------------------------------------------------------
72       2/26    1. Addition of the              N/A            N/A            0            N/A      Nonattendance
                    agenda on the 7th
                    Annual General
                    Meeting of
                    Shareholders
------------------------------------------------------------------------------------------------------------------
73       3/5     1. Amendment of the             N/A            N/A            0            N/A      Nonattendance
                    agendum on the 7th
                    Annual General
                    Meeting of
                    Shareholders

                                                          Name of Outside Directors
                                             ---------------------------------------------------
                                                                           BYUNG      KYUNG
                                                 DAVID         PAUL         MOO       JOON
                                                 YEUNG         CHEN         PARK      CHOI
                                               (ATTENDA      (ATTENDA     (ATTENDA  (ATTENDA
                                                  NCE           NCE         NCE        NCE
                                                 RATE:         RATE:       RATE:      RATE:
NO.      DATE            CONTENTS                60.0%)        60.0%)       100%)     80.0%)
-----------------------------------------------------------------------------------------------
                 5. Approval of the Total         0             0           0          0
                    Compensation limit
                    for the
                    Representative
                    Directors and
                    Officers
-----------------------------------------------------------------------------------------------
                 1. Approval of                   0             0           0          0
                    Financial Statements
                    for Year 20033
                 ------------------------------------------------------------------------------
                 2. Approval of Business          0             0           0          0
                    Reports for Year
                    2003
                 ------------------------------------------------------------------------------
                 3. Approval of
                    Investment Ceiling in
71      2/12        the Business Plan for         0             0           0          0
                    Year 2004
                 ------------------------------------------------------------------------------
                 4. Approval of Internal
                    Transaction Total
                    Amount for Year               0             0           0          0
                    2004
                 ------------------------------------------------------------------------------
                 5. Convening of the 7th          0             0           0          0
                    Annual General
                    Meeting of
                    Shareholders
-----------------------------------------------------------------------------------------------
72       2/26    1. Addition of the          Nonattendance Nonattendance    0     Nonattendance
                    agenda on the 7th
                    Annual General
                    Meeting of
                    Shareholders
-----------------------------------------------------------------------------------------------
73       3/5     1. Amendment of the         Nonattendance Nonattendance    0          0
                    agendum on the 7th
                    Annual General
                    Meeting of
                    Shareholders

(o: Agree, x: Do not agree, N/A: not a member of the Board of Directors at the time of the meeting, abstention) * Items 5 and 6 in the 51st Board of Directors'
(BOD) meeting, items 1, 2, and 3 in the 58th BOD meeting, item 3 in the 60th BOD meeting, item 2 of the 63rd BOD meeting, and items 1 and 2 of the 64th BOD meeting were not reviewed. Item 2 in the 54th BOD meeting and Item 6 in the 55th BOD meeting were not put on the meeting agenda. The items that were neither reviewed nor put on the meeting agenda are marked with "_"

** Item 1 in the 53rd BOD meeting, item 4 in the 54th BOD meeting, items 2, 3, and 8 in the 55th BOD meeting, and item 1 of 70th BOD meeting were approved after a partial amendment to proposals which was agreed. Items 1~5 in the 60th BOD meeting were approved at the following two meetings resumed on July 3, 2003 and July 8, 2003 after the 60th BOD meeting. Item 2 in the 60th BOD meeting and the first resumed 60th BOD meeting is related to the Company's foreign investment inducement, whereas item 2 in the second resumed 60th BOD meeting is related to the Company's new share issuance to LG Corporation.

*** A part of item 4 in the second resumed 60th BOD meeting was opposed by Mr. Soon Ho Hong and Mr. Shin Bae Kim. Item 7 in the 55th BOD meeting was partly approved.

**** Items 5 and 6 in the 54th BOD meeting and item 6 in the 58th BOD meeting were added onto the agenda upon an on-spot agreement made among the directors.

-        Summary of Major Opinions:

55th BOD Meeting

         - With respect to the plan for the Company's ordinary operations, Mr. Yong Hwan Kim suggested setting up a Management Committee and an Executive Committee as decision-making bodies until a new CEO is appointed.

60th BOD Meeting

         - Mr. Young Woo Nam opposed the foreign investment inducement and the signing of an Investment Agreement because the proposed low per share price, the conditions precedent and the representations and warranties were disadvantageous to the Company.

         - Mr. Soon Ho Hong and Mr. Shin Bae Kim opposed the new rights issue because there was a potential dilution of share value, which could cause a loss to shareholders, and the new rights issue was no better than the conditions proposed by the foreign investors.

         -        All directors, except Mr. Soon Ho Hong (opposition) and Mr.
                  Shin Bae Kim (Abstention), agreed to put the appointment of non-standing director nominated by LG Group on the agenda for the extraordinary shareholders' meeting, conditional upon a successful completion of the Company's new share issue.

68th BOD Meeting

         - Mr. Young Woo Nam opposed the proposed new share issuance because the issuance violates the foreign ownership limit of 49% set by the Telecommunications Business Law of Korea. Companies subject to the Law shall not issue new shares to foreign investors in excess of 49% of the total stake.

69th BOD Meeting

         - Mr. Young Woo Nam argued that the Compensation Committee members are mostly the directors nominated by the Company's foreign investors.

70th BOD Meeting

         - Mr. Byung Moo Park and Mr. David Yeung commented that they are content with the Company's revenue and EBITDA figures. As for CAPEX, however, they suggested to approve only the maximum CAPEX amount for the first quarter and undertake another review on the CAPEX for the rest of the year.

71th BOD Meeting

         - As per Item 4 on the AGM agenda, with respect to the approval of the ceiling amount of remuneration for directors, Mr. Sung Kyu Park suggested to reduce the ceiling amount from KRW2.5 billion to KRW2.0 billion because; 1) the number of standing directors decreased and 2) it is a good chance to demonstrate to shareholders the positive development of the new management.

B. The roles of the outside directors within the Board of Directors:

                                                                                         ROLE
          COMMITTEE                     MEMBERS                   DATE                 CONTENTS                    APPROVAL
----------------------------------------------------------------------------------------------------------------------------------
                              -  Chairman:                                      Item 1. To appoint the
                              Sung Kyou Park                                    Chairman of the
                                                                                Outside Director
* The 2nd Outside Director                                                      Nomination
Nomination Committee          -  Members:                     2/17/2003         Committee                    Approved
meeting                       Wung Hae Lee
                              Yong Hwan Kim
                              Young Woo Nam                                     Item 2. To appoint
                              Yun Sik Shin                                      outside directors
----------------------------------------------------------------------------------------------------------------------------------
                                                                                Item 1. To review
                                                                                and approve the proposed
                                                                                6th Audited Financial
                                                                                Statements.

                                                                                Item 2. To review and
                              -  Chairman:                                      approve the periodic
                              Sung Kyou Park                  2/21/2003         audit report of              Approved
The 17th Audit Committee                                                        Hanaro T&I
meeting                       -  Members:
                              Wung Hae Lee
                              Yong Hwan Kim                                     Item 3. To review and
                                                                                approve the evaluation
                                                                                report of the internal
                                                                                accounting system for
                                                                                2H2002
----------------------------------------------------------------------------------------------------------------------------------
                              -  Chairman:
                              Sung Kyou Park
                                                                                Item 1. To appoint the
The 18th Audit Committee      - Members:                      3/28/2003         Chair of the Audit           Approved
meeting                       Wung Hae Lee                                      Committee.
                              Yong Hwan Kim
                              Sun Woo Kim
----------------------------------------------------------------------------------------------------------------------------------
                                                                                Item 1. To approve a
                                                                                report on a special
                                                                                audit of Hanaro Realty
                                                                                Development &
                                                                                Management Co., Ltd.
                              -  Chairman:                                      for 2Q03
                              Yong Hwan Kim
                                                                                Item 2. To approve a
The 19th Audit Committee                                                        report on a special
meeting                                                       7/11/2003         audit of a billing           Item  1 was approved
                                                                                error incurred from          as  proposed  whereas
                                                                                intelligence network         items 2 & 3 were
                              - Members:                                        service                      decided to be
                              Wung Hae Lee                                                                   discussed later.
                              Sung Kyou Park
                              Sun Woo Kim                                       Item 3. To approve a
                                                                                report on a special
                                                                                audit of IDC Dynamic
                                                                                UPS  power failure
----------------------------------------------------------------------------------------------------------------------------------
* The 3rd Outside Director    -  Chairman:                                                                   Items are not
Nomination Committee          Yong Hwan Kim                   7/11/2003         Item 1. To appoint           reviewed.
                                                                                Chairman of the
----------------------------------------------------------------------------------------------------------------------------------

                                                                                       ROLE
                                                                                       ----
       COMMITTEE                        MEMBERS                   DATE               CONTENTS                      APPROVAL
----------------------------------------------------------------------------------------------------------------------------------
                              -  Members:                                       Committee
                              Wung Hae Lee
                              Young Woo Nam                                     Item 2. To nominate
                              Sun Ho Hong                                       outside director
                              Shin Bae Kim                                      candidates
                              In Haeng Lee
----------------------------------------------------------------------------------------------------------------------------------
                              Chairman:                                         Item 1; Approval of
                               Byung Moo Park                                   Management
The 1st president             -Members:David Yeung,           03/11/21          Agreement for CEO            Approved
Compensation committee            Paul Chen,
                               Wilfried Kaffenberger
----------------------------------------------------------------------------------------------------------------------------------
                              Chairman:                                         Item 1;Approval  of the
                               David yeung                                      compensation plan for
                               -Members;                                        the officers
The 1st officers               Chang-Bun Yoon,                04/01/15
compensation committee         Byung Moo Park,
                               Paul Chen,
                               Wilfried Kaffenberger
----------------------------------------------------------------------------------------------------------------------------------
                              Chairman:                                         Item 1; Determination
                               Byung Moo Park                                   of CEO Executive
                              -Members:David Yeung,                             Incentive Rate
The 2nd president               Paul Chen,                    04/02/12
Compensation committee        Wilfried Kaffenberger                             Item 2; Confirmation
                                                                                of the stock option
                                                                                program for CEO
----------------------------------------------------------------------------------------------------------------------------------
                                                                                Item 1; Determination
                              Chairman:                                         of Executive Incentive
                               David yeung                                      Pool Determination
The 2nd officers               -Members;                                        Rate
compensation committee         Chang-Bun Yoon,                04/02/12
                               Byung Moo Park,                                  Item 2; Determination
                               Paul Chen,                                       of the stock option
                               Wilfried Kaffenberger                            program for Officers
----------------------------------------------------------------------------------------------------------------------------------
                              Chairman:                                         Item 1. To appoint
                              Sung Kyou Park                                    Chairman of the
                              - Members:                                        Committee
The 4th Outside Director      Wung Hae Lee                    9/26/2003         Item 2. To nominate          Approved
Nomination Committee          Yong Hwan Kim                                     outside director
                              Sun Woo Kim                                       candidates
                              Chang-Bun Yoon
----------------------------------------------------------------------------------------------------------------------------------
                              -  Chairman:                                      Item 1. To appoint
                              Sun Woo Kim                                       Chairman of the
                               -  Members:                                      Committee
The 5th Outside Director      Byung Moo Park                  2/ 12/2004        Item 2. To nominate          Approved
Nomination Committee          David Yeung                                       outside director
                                                                                candidates
----------------------------------------------------------------------------------------------------------------------------------
                              -  Chairman:                                      Item 1. To nominate
                              Sun Woo Kim                                       outside director
The 6th Outside Director      -  Members:                     2/26/2004         candidates                   Approved
Nomination Committee          Byung Moo Park
                              David Yeung
----------------------------------------------------------------------------------------------------------------------------------

                                                                                       ROLE
         COMMITTEE                      MEMBERS                   DATE               CONTENTS                      APPROVAL
----------------------------------------------------------------------------------------------------------------------------------
                              -  Chairman:                                      Item 1. To nominate
                              Sun Woo Kim                                       outside director
The 7th Outside Director      -  Members:                     3/5/2004          candidates                   Approved
Nomination Committee          Byung Moo Park
                              David Yeung
----------------------------------------------------------------------------------------------------------------------------------

* The 3rd Outside Director Nomination Committee did not review the items.

2.       COMPENSATION FOR OUTSIDE DIRECTORS AND OTHERS

                                                           (Units: thousand Won)

                                                     AMOUNT
                                                   APPROVED IN                            AVERAGE
                                                  SHAREHOLDERS'    TOTAL AMOUNT         PAYMENT PER
                               NO. OF PERSONS       MEETING            PAID               PERSON             REMARKS
--------------------------------------------------------------------------------------------------------------------
     Outside Directors               6              2,500,000           165,601            41,400                -
   Non-standing Director             4                                        -                 -                -

Note 1) The amount approved in the shareholder's meeting is the maximum compensation amount for all directors including standing directors.

Note 2) The number of outside directors and non-standing directors is the number of the directors as of the end of 2003. The number does not include those who resigned or left upon the termination of the term during the year of 2003.

Note 3) The average payment per person is the amount calculated based on the 4 outside directors (including director(s) whose term was terminated) who received compensation.

Note 4) The total amount paid and the average payment per person do not include the provision for severance and retirement benefits whereas the amount approved in shareholders' meeting includes the provision for severance and retirement benefits.

Note 5) The above figures are as of December 31, 2003.

                    II. TRANSACTIONS WITH MAJOR SHAREHOLDERS

- The Company's largest shareholders changed as of November 18, 2003 from Dacom and 6 others to AIF II NT, Ltd. and AOF NT, Ltd.

1.       Significant single transactions in 2003

                                                             (Unit: KRW billion)

          TYPE OF TRANSACTION                  PARTY           TRANSACTION PERIOD         AMOUNT          PERCENTAGE
--------------------------------------------------------------------------------------------------------------------
Customer services                            Hanaro T&I            1/1/2003 -              29.2              2.33%
                                                                   12/31/2003
--------------------------------------------------------------------------------------------------------------------
Internet and hosting services               Hanaro Dream           1/1/2003 -              22.1              1.76%
                                                                   12/31/2003
--------------------------------------------------------------------------------------------------------------------
Building maintenance, facilities           Hanaro Realty           1/1/2003 -              18.4              1.47%
management, PABX operation,                Development &           12/31/2003
maintenance of rental equipment              Management
to subscribers                                Co., Ltd
--------------------------------------------------------------------------------------------------------------------

Note 1) The percentage is based on revenues.

                                  III. BUSINESS

1.       INTRODUCTION

A)       Current status of the industry

(1)      Characteristics of the industry

         The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

         Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

         In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

         In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

         Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

         Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem had experienced rapid growth up until early 2003. However, as the market reached its maturity, the growth has slowed down.

         As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

         Service                 Number of Service Provider           Service Provider
         -------                 --------------------------           ----------------
Local Telephony Service                       2                    KT, Hanaro Telecom

Long Distance Service                         3                    KT, Dacom, Onse Telecom

International Call Service                    3                    KT, Dacom, Onse Telecom

  Mobile Service                              1                    SK Telecom

  PCS Service                                 2                    KTF, LG Telecom

The characteristics and changes of Korea's telecommunications industry can be summarized as follows:

( ) Internet and mobile phone services are leading the change in the telecommunications industry.

         - Due to the increasing Internet use, demand for data traffic has increased significantly.

         - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

                  * As of December 2003, mobile subscribers reached 33.59 million. (Source: Ministry of Information and Communication)

( )      Integration of communications and broadcasting services

         - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.

                  * In case of local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

         - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

( )      Integration of fixed line and wireless communications

         - Wireless broadband Internet services can be provided through the 2.3GHz frequency.

         - Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

( )      Liberalization and globalization of the communications market

         - Due to the entry into the WTO, global competition transcending national borders has begun.

         - Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

                  * They pursue to strengthen competitiveness by achieving economy of scale and scope.

( )        Cost reduction and new technology development

           - Due to continued competition, efforts to develop new technologies and new services are accelerating.

           - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)                 Growth potential of the industry

                    Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2003, it recorded revenues of KRW208.8 trillion from KRW188.0 trillion in 2002. The growth is expected to continue and record KRW372.7 trillion by 2008. (Source: Korea Information Society Development Institute)

                        TELECOM INDUSTRY REVENUE FORECAST

                                                         (Unit: KRW trillion, %)


                     2003          2004           2005           2006          2007           2008          Average
                                                                                                            Growth
                     -----         -----          -----          -----         -----          -----         -------
Services              43.2          45.9           48.6           50.9          53.3           55.4            5.1
Equipments           145.8         167.7          196.3          223.6         254.1          281.1           14.0
Software              19.8          21.7           24.3           27.7          31.6           36.1           12.8
Total                208.8         235.3          269.2          302.2         339.0          372.7           12.3
Growth                11.0          12.7           14.4           12.3          12.2            9.9

Source: The Korea Information Society Development Institute

                  Network services market was worth KRW28.2 trillion in 2003. The market is forecasted to grow at an average annual growth rate of 3.0% and reach KRW32.6 trillion in 2008. (Source: Korea Information Society Development Institute)

    (a)           Growth potential of the industry as a whole

                  After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth.

                  Positively the monopoly system has been eliminated and competition has been fostered. We expect to see a decrease in the churning of residential voice subscribers and an increase in the corporate subscribers resulting from the economic growth. The Korean telecommunications service market at the end of 2003 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 48.0% by 2008, which represents a limited growth of CAGR 0.3%. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

                  Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. As the mobile communications market reached its maturity toward the end of 2003, the growth appeared limited.

                  Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.2% over the 2003-2008 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

               FORECAST FOR THE TELECOMMUNICATION MARKET IN KOREA

                                                          (Unit: KRW billion, %)

                                                                                                     Average
                                                                                                     Growth
                                                                                                      Rate
     Description              2003        2004         2005        2006        2007        2008    (2002-2007)
     ------------             ----        ----         ----        ----        ----        ----    -----------
Network Services            28,168.4    29,360.5     30,429.0    31,267.8    32,054.1    32,574.0     3.0
Specific Services            1,545.6     1,778.2      1,988.0     2,203.6     2,361.6     2,462.9     9.8
Value-added Services         3,329.0     3,630.0      3,936.0     4,191.4     4,530.5     4,938.6     8.2
Broadcasting                10,173.5    11,154.6     12,221.3    13,265.1    14,330.7    15,459.3     8.7
  Total                     43,216.5    45,923.3     48,574.3    50,927.9    53,276.9    55,434.8     5.1
  Growth rate (%)                3.5         6.3          5.8         4.8         4.6         4.1

Source: The Korea Information Society Development Institute

              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                          (Unit: KRW billion, %)

                                                                                                  Average
 Description               2003        2004        2005       2006        2007        2008      Growth Rate
 -----------               ----        ----        ----       ----        ----        ----      -----------
Fixed Line               12,485.6    12,897.2    13,310.8   13,625.7    13,995.6    14,218.4      2.6
Wireless                 15,682.8    16,463.3    17,118.2   17,642.1    18,058.5    18,355.6      3.2
Total                    28,168.4    29,360.5    30,429.0   31,267.8    32,054.1    32,574.0      3.0
GROWTH RATE (%)               0.6         4.2         3.6        2.8         2.5         1.6

Source: The Korea Information Society Development Institute

(2) Growth potential of data communications market including Internet services

         As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for the rapid expansion of the data communications market.

         In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

         The number of high-speed Internet users in Korea at the end of 2003 reached approximately 12.09 million. The Internet market is anticipated to grow at approximately 3.2% on average each year until 2008. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                     BROADBAND INTERNET SUBSCRIBER FORECAST

                                                     (Unit: thousand persons, %)

  Description                    2003          2004          2005          2006          2007          2008
  -----------                    ----          ----          ----          ----          ----          ----
Internet users                  12,089        13,056        13,611        14,078        14,278        14,160
Growth rate (%)                   14.8           8.0           4.3           3.4           1.4          -0.8

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)      Special features of changes in economic conditions

         The local telephony service market has been affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached the maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)      Competition factors

        Business               Competition          Competitor              Entry Barrier          Factors
        --------               -----------          ----------              -------------          -------
Local Telephony Service     Monopoly with KT     Korea Telecom          License from the MIC   Quality, Price,
                                                                                               Advertisement

High Speed Data Access          Oligopoly        Korea Telecom,         Report to the MIC      Quality, Speed,
        Service                                  Thrunet                                       Price

(5)      Special features in procurement

         Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6)      Relevant laws and regulations

         The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.       Current Status of the Company

(1)      Business environment and portfolio

         (a)      Current Business Outlook

[ ]      Overview for FY2003

         In the year 2003, it was a year where public consumption was depressed by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and North Korea, and the anticipation of a long-term depression in world economy, on the other hand, Korea achieved a slight economic growth due to a recovery in export in several business areas such as semiconductor and automobile business. Moreover in the domestic telecom industry, there was a radically dampened increase in broadband access subscribers and the frozen market size along with the sluggish state in wired/mobile telephone business, and a radical change in business area, on the other hand, due to the fierce competition between telecom players without future core growth engine, the monopoly of a big player has deepened and it brought great changes in the telecommunication business area.

         Hanaro has been offering services to 80 cities and 52 districts nationwide, and procured 3.83 million subscribers in total which included 2.73 million broadband subscriber lines and 1 million voice subscriber lines as of the end of 2003. Revenues for 2003 recorded KRW 1.375 trillion, up 9.7% from 2002. Through the continuous improvement of earnings rate, Hanaro achieved operating profit of KRW75.2 billion, which is twelve-fold growth compared to 2002. Such an achievement is expected to lead an achievement of net profit positive in the year 2004. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index
(KCSI) conducted by the Korea Management Association for 4 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 3 consecutive years. Hanaro also won the first place in the broadband access network category of Korean Standard Association's Korean Standard-Service Quality Index (KS-SQI) in 2003 after its winning of the category in 2001. Broadband subscribers in Korea are expected to reach 13 million by the end of 2004 as the market reached its maturity in 2003. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

[ ]      Expansion of Network

         In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of December 2003, the total length of our fiber optic cable reached 22,123km (including leased network) over 80 cities, which enabled provision of services to 11.66 million households including the households in the overlapped areas. By adopting the last-mile technology, our ADSL network covers approximately 3.85 million households while our HFC network covers 8.34 million.

[ ]      High-speed Internet Access & Telephony Services

         Beginning in April 1999, the Company offered broadband Internet access services and telephony services in 4 major metropolitan cities of Korea. As of the end of 2003, the company secured 2.73 million subscriber lines in 80 cities and 52 districts nationwide. In 2003, the growth rate has greatly dampened compare to 2002, and due to the clean-marketing for reliving the overheating competition among operators, the increase in the number of the subscribers was small, as a result of the clean-up of inactive subscribers, the market share has dropped from 27.6% to 24.4%. Furthermore, in preparing for a saturated stage of the industry in 2004, Hanaro in focusing on reaffirming its market leadership position through its top services, i.e., 20Mbps VDSL and HanaFos Anyway, and retaining subscribers in its broadband Internet business. To avoid the overheating competition, Hanaro is attempting to settle down the "clean-marking" and be actively allied with affiliates for securing subscribers.

         As for local telephony services, the Company is offering services to 1 million subscribers as of the end of 2003. New opportunities, such as VoIP, number portability (from June, 2003), became effective in telephony industry; therefore it brought on the favorable market environment for the telephony service expansion. We will focus on revenue increase and profitability improvement by actively acquiring subscribers in light of the favorable business environment such as nationwide number portability, VoIP coverage expantion, etc. and by providing fully bundled service with IDD and long distance call from the second half of the year.

[ ]      Network Services

         Leased lime service has confronted the hostile market environment because of the fierce competition in the sluggish market due to the unstable state of the domestic economy. However, we constructed a stepping-stone for future enhanced service against competitors through CRM by securing customer information and the system of customer DB.

         As we expect a more hostile market environment in year 2004; we will focus on enhancing profitability through minimizing additional investment, maximizing use of the existing equipment for better ROI, and increasing ARPU. In addition to that, we will provide differentiated service through opening up a niche market by utilizing existing platform, and focusing on cost-effective customers. For stable retention of our existing customers, we will provide 24-hour monitoring service, and early detection of customer needs.

[ ]      Fundraising for Growth

         During the year 2003 the Company raised approximately KRW1.4643 trillion including KRW585.0 billion new share issuance, KRW271.0 billion in corporate bonds, KRW220 billion in CP, KRW159.1 billion in syndicated loan, and KRW98.2 billion in vendor financing.

[ ]      Management Objectives for 2004

         The utmost goal for Hanaro in 2004 is to achieve KRW 1.5 trillion in revenues and to achieve the first positive turn of net profit since the first commercial service launch through the improvement of the financial structure. It will enable us to make a firm basis of our second leap for a continuous development.

         In order to achieve this goal, Hanaro will 1) solidify its position and improve earning ratio in the broadband Internet market, 2) increase the market share in local telephony market, and 3) strengthen the financial structure and management system through a more effective control over the Company's investment projects.

(b)      Classification of business areas for public disclosure

( )      Methods and purpose

- Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into high-speed Internet access, telephony and other businesses.

- High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

- Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

- Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

   ( )      Service Description by Business Area

        Business                         Services                              Remark
        --------                         --------                              ------
                                                                     Broadband Internet access,
Broadband Internet Access    VDSL, ADSL, Cable Modem, Wireless       Broadband Internet access +
                                                                     telephony

        Telephony            Telephony, Value-added services         Residential voice, Corporate
                                                                     voice, Interconnection

                             Leased line
                             VoIP Network Services                   Leased line, Internet-dedicated
                                                                     Network and equipment services
         Others                                                      to VoIP service providers
                             IDC                                     Server hosting and others
                             Contents                                Internet contents

(2)      Market Share

   ( )      Broadband Internet Subscribers

                                                             (Unit : Subscriber)

                                                         As of the end of
 Service Provider                      2001                      2002                      2003
 ----------------                      ----                      ----                      ----
Hanaro Telecom, Inc                  2,045,196                 2,872,351                 2,725,563
KT                                   3,858,194                 4,922,395                 5,589,058
Korea Thrunet                        1,312,248                 1,301,620                 1,293,364
Others                                 553,069                 1,309,120                 1,570,514
Total                                7,768,707                10,405,486                11,178,499

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

   ( )      Broadband Internet Market Share

                                                                      (Unit : %)

                                                         As of the end of
Service Provider                          2001                   2002                      2003
----------------                          ----                   ----                      ----
Hanaro Telecom, Inc                       26.3                   27.6                      24.4%
        KT                                49.7                   47.3                      50.0%
   Korea Thrunet                          16.9                   12.5                      11.6%
      Others                               7.1                   12.6                      14.0%

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)      Characteristics of the market

   (a)   Target market and service areas

         As the second local exchange carrier, Hanaro Telecom should resort to strategic business operations in order to draw in as many subscribers as possible.

         Its strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

         On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of December 2003, our service became available in 80 cities across the country.

    (b)  Characteristics of customers and factors for change in demand

         The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

         The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

         Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

    (c)  Domestic consumption and export of services

         Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)      Description of new business opportunities and their prospect

    (a)  Long distance & International Telephony

         - Date of BOD resolution on application for the service license : September 12, 2002

         -        Date of submission of application : September 30, 2002

         -        Date of license : January 28, 2003

         -        Purpose

                  I.       Provision of one-stop total service of
                           local/long-distance/international telephony

                  II. Revenue generation and cost reduction pursued through maximization of existing network

         -        Service plan

                  I.       Long-distance telephony

                           - Date of service launch : July 2004 (pilot service : June 2004)

                           -        Service coverage : nationwide voice coverage

                  II.      International telephony

                           -        Date of service launch : July 2004

                           -        Service coverage : worldwide

         -        Maximization of telecommunications infrastructure

                  I.       Long-distance/international telephony

                           - Through utilization of the existing network, the company expects CAPEX for the year 2004 to be approximately KRW13.2 billion. Any future CAPEX required for the long distance/international telephony services will be controlled within the limited range.

(5)        Organizational Structure

                     [ORGANIZATIONAL STRUCTURE FLOW CHART]

2.       REFERENCE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY AGENDA

[ ]      Item 1:Approval of the balance sheets and income statements for year
         2003

         1. Summarized Balance Sheet

                                                             (Unit: KRW million)

                 Items                               2003                2002
--------------------------------------------------------------------------------
Total Assets                                      3,381,922            3,601,570
   Current Assets                                   672,571              676,104
   Non-Current Assets                             2,709,351            2,925,467
Total Liabilities                                 1,623,567            2,226,900
   Current Liabilities                              794,804            1,328,161
   Non-current Liabilities                          828,764              898,739
Total Shareholder's Equities                      1,758,355            1,374,670
   Capital Stock                                  2,310,676            1,396,613
   Paid-in Capital in Excess of par Value           344,642              692,815
   Retained Earnings                               (874,573)            (709,237)
   Capital Adjustment                               (22,390)              (5,521)
Total Liabilities & Shareholder's Equities        3,381,922            3,601,570

         2. Summarized Income Statement

                                                             (Unit: KRW million)

                Items                                2003                2002
--------------------------------------------------------------------------------
Operating Revenue                                  1,375,336           1,253,859
Operating Expense                                  1,300,129           1,247,779
Operating Income (loss)                               75,207               6,080
Non-Operating Income                                  26,642              57,150
Non-Operating Expenses                               267,185             186,370
Ordinary Loss                                       (165,336)           (123,140)
Extraordinary profit                                       -                   -
Extraordinary Loss                                         -                   -
Profit Before Income Tax                            (165,336)           (123,140)
Income Tax Expense                                         -                   -
Net Income (Loss)                                   (165,336)           (123,140)

[ ]      Item 2:Approval of the statements of disposition of deficit for year
         2003

                                                             (Unit: KRW million)

                 Items                              2003                 2002
-------------------------------------------------------------------------------
Accumulated deficit before disposition             874,573              709,237

Undisposed deficit carried over from
previous year                                     (790,237)            (586,097)

Net loss                                           165,336              123,140

Undisposed deficit to be carried forward
to subsequent year                                 874,573              790,237

[ ]      Item 3:Approval of granting the stock option rights

1.       Grantees: 44 persons including Representative Director Mr. Chang-Bun
         Yoon

2.       Type of Grant:

         - The Company shall decide on the method of granting the stock options exercisable into newly issued stock, the transfer of treasury stock or awarding the difference between the exercise price of the stock option and the value of the stock on the exercise date

3.       Exercise Price

         - Exercise price shall be the Price as per the resolution of the shareholders which shall be at least the estimated Price, as calculated in accordance with the Securities and Exchange Act and Article 84-9 of the Directives thereof, provided that if such price is below the par value of KRW 5,000, the exercise price shall be KRW5,000.

4.       Exercise Period : March 27, 2006 ~ March 26, 2011

5.       Total number and type of shares : 10,606,690 registered common shares

6.       Adjustment of exercise price

         - In the event of a capital increase, stock dividend, capitalization of reserve or stock split , the exercise price and number of shares shall be adjusted and details thereof shall be decided by the Board of Directors.

7. Changes to the Company's Share Purchase Option Rights after granting the stock option rights

         -        Total number of grantees : 832

         -        Total number of shares granted : 12, 327,843 shares

8.       Exercise of options

         - Up to 25% of a grantee's stock option rights shall be exercisable after such grantee's first 2 years of employment, up to 60% for 3 years employment and up to 100% for 4 years employment, as calculated from the date the stock option was granted. However, outside directors will be entitled to exercise 100% of the stock option rights after 2 years from the date of grant.

         - A part or all of the grantees, in case of death, retirement due to age limit, reorganization or change of management, or any other events provided in the Stock Option Rights Grant Contract, shall be entitled to exercise the total amount of their respective stock option rights as shall be determined by the President's Compensation Committee, Officers' Compensation Committee or Representative Director and approved by a general meeting of shareholders, from the date of such event. Provided, however, that if such event happens within 2 years from the date of grant, such grantees shall only be entitled to exercise such stock option rights after 2 years from the date of grant.

9.       Details of Stock Option Grant

Name of Grantees                       Position          Share type for the option         Number of Shares
----------------                ----------------------   -------------------------         ----------------
YOON, CHANG BUN                     President & CEO              Common Stock                 5,776,690
KWON, SOON YUB                  Non-registered Officer           Common Stock                   500,000
OH, JUNG TAIK                   Non-registered Officer           Common Stock                   500,000
RHEE, JONG MYUNG                Non-registered Officer           Common Stock                   500,000
YUN, KYOUNG LIM                 Non-registered Officer           Common Stock                   500,000
OH, GYU SEOK                    Non-registered Officer           Common Stock                   500,000
SUH, JUNG SIK                   Non-registered Officer           Common Stock                   500,000
SONG, HEONG JUN                 Non-registered Officer           Common Stock                   150,000
BYUN, DONG SHIK                 Non-registered Officer           Common Stock                   150,000
CHO, YOUNG WAN                  Non-registered Officer           Common Stock                   150,000
CHO, YOUNG HO                   Non-registered Officer           Common Stock                   150,000
OH, KAP SEOK                    Non-registered Officer           Common Stock                   150,000
PARK, SUNG KYOU                    Outside Director              Common Stock                    50,000
KIM, SUN WOO                       Outside Director              Common Stock                    50,000
MATT KI LEE                     Non-registered Officer           Common Stock                    50,000
CHANG, YOUNG BO                 Non-registered Officer           Common Stock                    50,000
LEE, WON HEE                    Non-registered Officer           Common Stock                    50,000
PARK, SUENG GIL                 Non-registered Officer           Common Stock                    50,000
KIL, HYUNG DO                   Non-registered Officer           Common Stock                    30,000
OH, SANG HWAN                   Non-registered Officer           Common Stock                    30,000
DOO, WON SOO                    Non-registered Officer           Common Stock                    30,000
HAN, IN KEUN                    Non-registered Officer           Common Stock                    30,000
LEE, SEUNG SEOG                 Non-registered Officer           Common Stock                    30,000
PARK, CHAN WOONG                Non-registered Officer           Common Stock                    30,000
PARK, GEON JUN                  Non-registered Officer           Common Stock                    30,000
YOON, KI IN                     Non-registered Officer           Common Stock                    30,000
YI, JANG SU                     Non-registered Officer           Common Stock                    30,000
KIM, JU BONG                    Non-registered Officer           Common Stock                    30,000
KIM, SAENG KI                   Non-registered Officer           Common Stock                    30,000
MIN, KYUNG YU                   Non-registered Officer           Common Stock                    30,000
KIM, DONG HEON                  Non-registered Officer           Common Stock                    30,000
CHOI, JONG CHUL                 Non-registered Officer           Common Stock                    30,000
JUN, BYUNG HOON                 Non-registered Officer           Common Stock                    30,000
CHOI, KYU SIK                   Non-registered Officer           Common Stock                    30,000
LEE, SANG SOO                   Non-registered Officer           Common Stock                    30,000
LEE, SUCK HO                    Non-registered Officer           Common Stock                    30,000
LEE, JONG SUM                   Non-registered Officer           Common Stock                    30,000
KO, SEOG MAN                    Non-registered Officer           Common Stock                    30,000
CHOI, MYUNG HUN                 Non-registered Officer           Common Stock                    30,000
JUNG, KAN CHAE                         Employee                  Common Stock                    30,000
YEON, KYOO CHUL                        Employee                  Common Stock                    30,000
LEE, IN GYU                            Employee                  Common Stock                    30,000
KIM, YUN HO                            Employee                  Common Stock                    30,000
CHAE, CHUNG SIK                        Employee                  Common Stock                    30,000

[ ] Item 4. Approval of the ceiling amount of remuneration for directors for year 2004

-        Ceiling amount of remuneration for directors for year 2003 : KRW2.5
         Billion

-        Ceiling amount of remuneration for directors requested for year 2004 :
         KRW2.0 Billion

[ ]      Item 5. Amendment of the regulations for officers' severance payment

                             CURRENT                                                      DRAFT OF AMENDMENT
-----------------------------------------------------------        ----------------------------------------------------------
[ATTACHED TABLE]                                                   [ATTACHED TABLE]

   Position              Pay Base Amount             Rate             Position              Pay Base Amount             Rate

  President            (Base annual pay +            4.5              President               Base Pay/12               4.0
                    Incentive + Annual Lunch
                         allowance)/12

   Senior              (Base annual pay +            3.5              Senior                  Base Pay/12               3.0
  Executive         Incentive + Annual Lunch                         Executive
    Vice                 allowance)/12                                 Vice
  President                                                          President

  Executive            (Base annual pay +            3.0             Executive                Base Pay/12               2.5
    Vice            Incentive + Annual Lunch                           Vice
  President              allowance)/12                               President

 Senior Vice           (Base annual pay +            2.5            Senior Vice               Base Pay/12               2.0
  President         Incentive + Annual Lunch                         President
                         allowance)/12

                                                                    Vice President            Base Pay/12               1.2

[ADDED]                                                             ADDENDUM <MAR. 26, 2004>
                                                                   ARTICLE 1 (EFFECTIVE DATE)
                                                                   These Regulations shall be effective as of March 26,
                                                                   2004.
                                                                   ARTICLE 2 (INTERIM PROVISIONS)
                                                                   Amended rate of these regulations on the attached
                                                                   table shall be applied for the employed work period
                                                                   from the January 1, 2004, and for the work period
                                                                   before Dec. 31, 2003, the rate in the prior table
                                                                   shall be applied.

[ ]      Item 6. Amendment of the Articles of Incorporation

                   CURRENT                                    DRAFT OF AMENDMENT                     REMARKS
-------------------------------------------------------------------------------------------------------------------
ARTICLE 2.        OBJECTIVES                       ARTICLE 2.        OBJECTIVES
[ ] The objectives of the Company shall be; to     [ ] The objectives of the Company shall       Amendment of
play a leading role in the nation's efforts        be; to play a leading role in the             terms
to accomplish a society of multimedia              nation's efforts to accomplish a society
super-highway telecommunication industry by        of multimedia super-highway
efficient performance of telecommunication         telecommunication industry by efficient
business, including local telephony services;      performance of telecommunication
and to establish (omitted)                         business; and to establish (omitted)
                                                   (2)In order to accomplish such
(2)In order to accomplish such objectives as       objectives as set forth in the foregoing      Amendment of
set forth in the foregoing Paragraph [ ], the      Paragraph [ ], the Company shall;             terms
Company shall, subject to the provisions of        1. Provide broadband internet access
the laws and regulations applicable to             services
telecommunication activities;                      2. Provide local telephony, long
1. Provide local telephony services;               distance telephony and international
2. ~ 5. (Omitted)                                  telephony  services;                          Insertion and
6. Penetration of the future                       3. ~ 6. (same as current articles)            adjustment of
telecommunication industries 7. (Omitted)          7. The future telecommunication               Business
8. Lease communication bureau buildings, and       industries, new media business and the        objective
facilities thereof, incidental to                  related thereunder
telecommunication business                         8. (same as current articles) 9. Lease
9. ~ 11. (Omitted)                                 real estates and facilities thereof;
                                                   10. ~ 12. (same as current articles)
-------------------------------------------------------------------------------------------------------------------
ARTICLE 9.        PREEMPTIVE RIGHTS(3)             ARTICLE 9.        PREEMPTIVE RIGHTS(3)        Insertion of
Notwithstanding the provisions of the              Notwithstanding the provisions of the         basis for
foregoing Paragraph [ ], the Company may, by       foregoing Paragraph [ ], the Company may,     allocation to
resolution of the Board of Directors,              by resolution of the Board of Directors,      the third
allocate such new shares to any persons,           allocate such new shares to                   persons in the
                                                                                                 country
-------------------------------------------------------------------------------------------------------------------

any person, including persons other than        including persons other than existing
existing shareholders;                          shareholders;
1. ~  7.  (Omitted)                             1. ~ 7. (same as current articles)8. If
8. (inserted)                                   new shares are issued to domestic
                                                strategic or financial investors or the
                                                employees or officers of the Company up
                                                to an amount not exceeding 10% of the
                                                then current total issued and
                                                outstanding shares of the Company for
                                                the purpose of realizing the Company's
                                                business objectives, including, but not
                                                limited to, improving its financial
                                                structure and entering into new business
                                                areas
-------------------------------------------------------------------------------------------------------------
ARTICLE 27.       METHOD OF RESOLUTION          ARTICLE 27.       METHOD OF RESOLUTION     Deletion of the
(2)Any of the following resolutions shall be    (2)Any of the following resolutions        paragraph
adopted by a at least a two-thirds (2/3) or     shall be adopted by a at least a           stipulated in
more affirmative vote of the shareholders       two-thirds (2/3) or more affirmative       the Commercial
present at the meeting, which affirmative       vote of the shareholders present at the    Act
votes shall also constitute at least            meeting, which affirmative votes shall
one-third (1/3) or more of the total number     also constitute at least one-third (1/3)
of issued and outstanding shares of the         or more of the total number of issued
Company;                                        and outstanding shares of the Company;
                                                1~6  (same as current articles)7.
1~6  (omitted)                                  [Deleted]
7. Taking over all or a substantial part of     8. (same as current article)
the business of any other company by any
means; or
8. (omitted)
-------------------------------------------------------------------------------------------------------------
                                                        ADDENDUM <MAR. 26, 2004>
                                                ARTICLE 1 (EFFECTIVE DATE)
                                                These Articles of Incorporation shall be
                                                effective as of March 26, 2004.
-------------------------------------------------------------------------------------------------------------

[ ]      Item 7. Appointment of Outside Director

- Outside Director Candidates

                                                                                        Transaction
                                                                       Relation with    records with
     Name                                                                  major         the Company
(Date of Birth)         Category    Work Experience     Nominator       shareholder    within 3 years
---------------         --------    ---------------     ---------      -------------   --------------
                                                         Outside
  Varun Bery                           Managing          Director
(Sep. 27, 1958)         Outside      Director, TVG      Nominating           N/A              N/A
                        Director         Ltd.           Committee

                                                         Outside
  Min-Lae Cho                         Senior Vice        Director
(Mar. 10, 1954)         Outside      President, SK      Nominating           N/A              N/A
                        Director        Telecom         Committee

- Outside director/Audit Committee member candidate

                                                                                          Transaction
                                                                       Relation with      records with
     Name                                                                  major          the Company
(Date of Birth)        Category     Work Experience     Nominator       shareholder      within 3 years
---------------        --------     ---------------     ---------      -------------   --------------
                       Outside
                       Director
Byung-Moo Park      (Candidate of      Managing          Outside
(Jun. 23, 1961)         Audit          Director,        Director
                      Committee        Newbridge       Nominating           N/A               N/A
                       member)          Capital         Committee

                                       27